

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Via E-mail

Keith J. Henderson
President and CEO
Dorato Resources Inc.
#1920 – 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2
Canada

> **Re: Dorato Resources Inc.**
> **Amendment No. 1 to Form 20-F for Fiscal Year Ended**
> **January 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-33299**

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

4.B Business Overview, page 20

1. We note your revised disclosure in response to comment six in our letter dated January 28, 2011. Please expand your disclosure to provide a more definitive description of the requirements of each stage of your process for each of your properties in order for an investor to understand the current state of your operations. As examples, and not an exhaustive list, please indicate on page 30 whether your results to date would be sufficient to support commercialization if further drilling results are consistent with the current results. When is further drilling expected to commence and for what period of

time? On page 32.you state that the Canelo Target is in the earliest stage of exploration without discussing the meaning of that statement. Also on that page, you indicate that the Lucero project is an advanced exploration target without discussing the meaning of that statement. In that regard, when will you make a decision on drilling and when will that commence? What is the duration? Please provide more detailed status discussions for each of your properties.

Conflicts of Interest, page 40

2. We note your response to comment ten in our letter dated January 28, 2011. In this regard, we note that your chart continues to disclose that Messrs. Drescher and Cruise are both President of Trevali Resources Corp. Please revise or advise.

You may contact Scott Anderegg at (202) 551-3342 if you have any questions regarding the comments and related matters, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director